1900 K Street, NW
Washington, DC 20006-1110
+1 202 261 3300 Main
+1 202 261 3333 Fax
www.dechert.com

Harry s. pangas

harry.pangas@dechert.com
+1 202 261 3466 Direct
+1 202 261 3333 Fax

April 15, 2024

VIA EDGAR

Division of Investment Management

Office of Disclosure and Review
U.S. Securities and Exchange Commission

100 F Street N.E.
Washington, D.C. 20549

Attn: David L. Orlic

Mindy Rotter

RE:	TriplePoint Venture Growth BDC Corp. —
Registration Statement on Form N-2 (File No. 333-277680), filed on March 5, 2024 (the “Registration Statement”)

Dear Mr. Orlic and Ms. Rotter:

On behalf of TriplePoint Venture Growth BDC Corp. (the “Company”), this letter responds to the verbal comments issued to the Company by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on each of March 14, 2024 and April 4, 2024 with respect to the Registration Statement.

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the Company’s response. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings ascribed to them in Pre-Effective Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (referred to herein as the “Amended Registration Statement”). Unless otherwise indicated, all page references in the Company’s responses below are to page numbers in the Amended Registration Statement.

Accounting Comments

1.	Comment: The Staff refers to the Company’s annual report on Form 10-K filed on March 6, 2024 (the “2023 Form 10-K”). Please confirm in correspondence that the financial statements in the Registration Statement will be updated to include the financial statements in the 2023 Form 10-K and that all other affected sections of the Registration Statement will be updated, as well.

Response: The Company has incorporated its fiscal year-end 2023 financial statements, as included in the 2023 Form 10-K, into the Amended Registration Statement and has otherwise updated the Amended Registration Statement to reflect the information as of and for the year ended December 31, 2023.

April 15, 2024

2.	Comment: Please confirm in correspondence that the Company will include a consent of its independent registered public accounting firm as an exhibit in an amendment to the Registration Statement in connection with the update of the financial statements referred to in Comment #1 above.

Response: The Company has included the consent of its independent registered accounting firm as an exhibit to the Amended Registration Statement.

3.	Comment: The Staff refers to the fee table included under “Fees and Expenses” in the Registration Statement. Please confirm in correspondence that the amounts presented in the table are current.

Response: The Company has updated the fee table under “Fees and Expenses” in the Amended Registration Statement to update the figures as of December 31, 2023.

4.	Comment: With respect to the fee table included under “Fees and Expenses” in the Registration Statement, please provide in correspondence the specific expense ratio used to calculate both hypothetical expense examples on page 6 of the Registration Statement and supplementally provide to the Staff an Excel spreadsheet that includes the calculated amounts disclosed in the filing in accordance with the Staff guidance noted in the “Dear Registrant” letter from the Staff, dated February 22, 1993.

Response: The Company advises the Staff, on a supplemental basis, that the expense ratio used to calculate the Company’s above-referenced hypothetical expense examples in the Registration Statement, based on the Company’ September 30, 2023 figures, is 21.19%. The Company confirms that it has supplementally provided the Staff with an Excel spreadsheet that provides support for the figures in the tables included under “Fees and Expenses” in the Amended Registration Statement, as calculated based on the Company’s December 31, 2023 figures.

5.	Comment: Please consider including examples demonstrating the operation of the incentive fee in an amendment.

Response: The Company respectfully advises the Staff that it believes that the existing disclosure in the 2023 Form 10-K, which is incorporated by reference into the Amended Registration Statement and includes narrative disclosure regarding the operation of the Company’s incentive fee, as well as graphical representation of the calculation of the income-related portion of the Company’s incentive fee, is useful to investors and provides sufficient examples and disclosure of the effect of the “hurdle rate” and “catch-up” on the Company’s incentive fee calculation. In light of this, the Company respectfully declines to add the requested example.

6.	Comment: Please confirm in correspondence that the Financial Highlights incorporated by reference in the Registration Statement will be updated in accordance with General Instruction 3 to Item 4 of Form N-2.

Response: The Company respectfully advises the Staff that the Company’s financial highlights for the last ten fiscal years, presented in comparative columns in accordance with General Instruction 3 to Item 4 of Form N-2, are included on pages 141 and 142 of the 2023 Form 10-K, which is incorporated by reference into the Amended Registration Statement.

April 15, 2024

Legal Comments

7.	Comment: Please submit for the Staff’s review a copy of the qualified legality opinion of the Company’s counsel at least 3 business days prior to the Company’s requested date of effectiveness of the Registration Statement (as amended by a pre-effective amendment).

Response: The Company has filed the qualified legality opinion of Dechert LLP as an exhibit to the Amended Registration Statement.

8.	Comment: The Staff refers to undertaking #7 on page C-7 of the Registration Statement, under “Item 34. Undertakings.” Please advise the Staff why the Company has marked such undertaking as “not applicable.”

Response: The Company has revised the above-referenced undertaking in the Amended Registration Statement.

*    *    *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3466 (or by email at harry.pangas@dechert.com) or Clay Douglas by telephone at 202.261.3326 (or by email at clay.douglas@dechert.com).

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas

cc:	James P. Labe, TriplePoint Venture Growth BDC Corp.

Sajal K. Srivastava, TriplePoint Venture Growth BDC Corp.

Christopher M. Mathieu, TriplePoint Venture Growth BDC Corp.

Clay Douglas, Dechert LLP